Filed by NorthStar Real Estate Income Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NorthStar Real Estate Income Trust, Inc.

Commission File No. 000-54671

August 30, 2017

Dear Stockholder,

We are pleased to inform you that NorthStar Real Estate Income Trust, Inc. (“NorthStar I”) has entered into a definitive agreement (the “Combination Agreement”) under which NorthStar I will combine with NorthStar Real Estate Income II, Inc. (“NorthStar II”) and a select portfolio of Colony NorthStar, Inc. (“Colony NorthStar”) assets and liabilities in an all-stock combination transaction to create a leading commercial real estate credit real estate investment trust with approximately $5.5 billion in assets and $3.4 billion in equity value.

The transaction has been unanimously approved by the special committees and the boards of directors of both NorthStar I and NorthStar II and approved by the board of directors of Colony NorthStar. The combined company will be named “Colony NorthStar Credit Real Estate, Inc.” (the “Company”).

Upon completion of the transaction, Colony NorthStar, NorthStar I stockholders and NorthStar II stockholders will each own approximately 37%, 32% and 31%, respectively, of the Company on a fully diluted basis, subject to certain adjustments as set forth in the Combination Agreement. The transaction is expected to close either in late 2017 or the first quarter of 2018, subject to customary closing conditions, including approval by the stockholders of each of NorthStar I and NorthStar II. The closing of the transaction is conditioned upon a listing of the Company’s Class A common stock on a national securities exchange, which may be effected up to nine months following approval of the transaction by the stockholders of each of NorthStar I and NorthStar II.

In connection with the entry into the Combination Agreement, NorthStar I’s board of directors voted to suspend both its Share Redemption Program (the “SRP”) and Distribution Reinvestment Plan (the “DRP”) until further notice, pursuant to the terms of the SRP and the DRP. The suspension of the SRP is effective as of September 7, 2017 and as a result, no further share repurchases will be processed. The suspension of the DRP will go into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, after the distribution on September 1, 2017, all stockholders will receive cash distributions until the completion of the Combination.

In the coming weeks, the Company will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement of NorthStar I and NorthStar II, which will constitute a prospectus of the Company. NorthStar I will additionally mail or otherwise provide to its stockholders the joint proxy statement/prospectus and other relevant materials, and will hold a meeting of its stockholders to obtain the requisite approval for the transaction. The Form S-4 and joint proxy statement/prospectus will contain important information concerning the transaction and we strongly encourage you to review it in detail.

We appreciate your investment in and support for NorthStar I. If you have any questions, please contact your financial advisor.

Sincerely,

Daniel R. Gilbert

Chairman, Chief Executive Officer and President

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Colony NorthStar, NorthStar I and NorthStar II will cause the Company, the surviving company of the transaction, to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of NorthStar I and NorthStar II and that also will constitute a prospectus of the Company. Each of Colony NorthStar, NorthStar I and NorthStar II may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Colony NorthStar, NorthStar I or NorthStar II may file with the SEC. INVESTORS AND SECURITY HOLDERS OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE COMBINATION AGREEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Colony NorthStar, NorthStar I and NorthStar II through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of Colony NorthStar, NorthStar I or NorthStar II, as applicable, at the following:

Contacts:

Colony NorthStar, Inc.

Addo Investor Relations

Lasse Glassen

310-829-5400

NorthStar Real Estate Income Trust, Inc.

Investor Relations

(877) 940-8777

NorthStar Real Estate Income II, Inc.

Investor Relations

(877) 940-8777

PARTICIPANTS IN SOLICITATION RELATING TO THE TRANSACTIONS

Each of NorthStar I and NorthStar II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NorthStar I’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016, and its annual proxy statement filed with the SEC on April 28, 2017. Information regarding NorthStar II’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016, and its annual proxy statement filed with the SEC on April 28, 2017. A more complete description will be available in the registration statement on Form S-4 to be filed by the Company and the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward-looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by the stockholders of each of NorthStar I and NorthStar II, governmental or regulatory agencies and third parties; the risk that a condition to closing of the combination may not be satisfied (including the listing by the Company of its Class A common stock on a national securities exchange); each party’s ability to consummate the transaction; operating costs and business disruption may be greater than expected; and the ability to realize substantial efficiencies as well as anticipated strategic and financial benefits, and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the SEC. There can be no assurance that the transaction will in fact be consummated.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.